Exhibit 99.1

Farfetch Limited

(The “Company”)

(incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: FTCH)

NOTICE OF Annual GENERAL MEETING to be held on September 25, 2019 (or any adjournment thereof)

NOTICE is hereby given that the Annual General Meeting (the “AGM”) of the Company will be held at 10a.m (local time) on Wednesday, September 25, 2019 at Sheraton Porto Hotel & Spa, R. do Ten. Valadim 146, 4100-476 Porto, Portugal.

There is no special business to be considered, and no proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on August 19, 2019 (EDT), as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment thereof.

Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment thereof in person.

Shareholders may obtain a copy of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 free of charge, from the investor relations section of the Company’s website at www.farfetchinvestors.com and from the SEC’s website at www.sec.gov.

By order of the Board of Directors, Farfetch Limited
/s/ José Neves
José Neves Co-Chair of the Board and Chief Executive Officer
London, United Kingdom August 20, 2019